Semper Paratus Acquisition Corporation

767 Third Avenue, 38th Floor

New York, New York 10017

(646) 807-8832

January 2, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Li Xiao
Kevin Kuhar Cindy Polynice Tim Buchmiller

Re:	Semper Paratus Acquisition Corporation
Registration Statement on Form S-4
Filed September 14, 2023, as amended
File No. 333-274519

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Semper Paratus Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Thursday, January 4, 2024, or as soon as practicable thereafter.

Very truly yours,
Semper Paratus Acquisition Corporation

/s/ Suren Ajjarapu
Suren Ajjarapu
Chief Executive Officer

cc:	Nelson Mullins Riley & Scarborough LLP
Andrew Tucker